Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

General

The following description of the capital stock of Petros Pharmaceuticals, Inc. (“we,” “our” and the “Company”) and provisions of our Amended and Restated Certificate of Incorporation (the “Articles of Incorporation”), and Amended and Restated By-laws (the “By-laws”) are intended as summaries and are qualified by reference to the Articles of Incorporation and the By-laws which are filed as exhibits to our Annual Report on Form 10-K and are incorporated herein by reference.

Authorized Capital Stock

Our Articles of Incorporation authorize us to issue 250,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 per share, of which 15,000 are designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”).

Common Stock

The holders of our Common Stock are entitled to receive ratably the dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as our Board of Directors (the “Board”) from time to time may determine, subject to preferences that may be applicable to any then outstanding preferred stock. So long as any shares of Series A Preferred Stock are outstanding, as they are at this time, we are not able to declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Certificate of Designations of the Series A Preferred Stock (the “Certificate of Designations”)) without the prior written consent of the Required Holders (as defined in the Certificate of Designations).

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election. Our Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. There are no redemption or sinking fund provisions applicable to our Common Stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our Common Stock after payment of liabilities, accrued dividends and liquidation preferences, if any. All outstanding shares of Common Stock are, when sold, validly issued, fully paid, and nonassessable.

Preferred Stock

The Board is authorized to issue 50,000,000 shares of preferred stock without further action by the holders of our Common Stock. The shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof.

The issuance of preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	Restricting dividends on the Common Stock;
●	Diluting the voting power of the Common Stock;
●	Impairing the liquidation rights of the Common Stock; or
●	Delaying or preventing a change in control of the Company without further action by the stockholders.

Series A Preferred Stock

The following are the principal terms of the Series A Preferred Stock:

Dividends

The holders of the Series A Preferred Stock are entitled to dividends of 8% per annum, compounded monthly, which are payable, at our option, in cash or shares of Common Stock, or in a combination thereof, in accordance with the terms of the Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series A Preferred Stock will accrue dividends at the rate of 15% per annum. In connection with a Triggering Event, each holder of Series A Preferred Stock will be able to require us to redeem in cash any or all of the holder’s Series A Preferred Stock at a premium set forth in the Certificate of Designations. Upon conversion or redemption, the holders of the Series A Preferred Stock are also entitled to receive a dividend make-whole payment.

Voting Rights

Except as required by applicable law, the holders of the Series A Preferred Stock are entitled to vote with holders of the Common Stock on an as converted basis, with the number of votes to which each holder of Series A Preferred Stock is entitled to be determined by dividing the Stated Value (as defined in the Certificate of Designations) by a conversion price equal to $2.25 per share, which was the “Minimum Price” (as defined in Nasdaq Listing Rule 5635(d)) applicable immediately before the execution and delivery of the purchase agreement executed in connection with the issuance of the Series A Preferred Stock, subject to certain beneficial ownership limitations and adjustments for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions, as set forth in the Certificate of Designations.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the each holder shares of the Series A Preferred Stock are entitled to receive out of the assets, whether capital or surplus, of the Company an amount per share of Series A Preferred Stock equal to the greater of (A) 125% of the stated value of such share of Series A Preferred Stock (plus any applicable make-whole amount, unpaid late charge or other applicable amount) on the date of such payment and (B) the amount per share such holder would receive if such holder converted such share of Series A Preferred Stock into Common Stock immediately prior to the date of such payment. All shares of capital stock of the Company shall be junior in rank to all shares of Series A Preferred Stock with respect to the preferences as to payments upon the liquidation.

Conversion

The Series A Preferred Stock is convertible into shares of Common Stock (the “Conversion Shares”). The initial conversion price, subject to adjustment as set forth in the Series A Certificate of Designation, was $2.25 (the “Conversion Price”). The Conversion Price can be adjusted as set forth in the Series A Certificate of Designation for stock dividends and stock splits or the occurrence of a fundamental transaction (generally including any reorganization, recapitalization or reclassification of the Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of the outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by the outstanding Common Stock). The Conversion Price is also subject to “full ratchet” price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions).

If any shares of Series A Preferred Stock are converted or reacquired by us, such shares shall resume the status of authorized but unissued shares of Series A Preferred Stock of the Company and shall no longer be designated as Series A Preferred Stock.

Pursuant to the Certificate of Designations and prior to the November 2024 Certificate of Amendment (as defined below) and the January 2025 Certificate of Amendment (as defined below), we were initially required to redeem the Series A Preferred Stock in 13 equal monthly installments, which commenced on November 1, 2023.

On November 13, 2024, the Company filed a Certificate of Amendment to the Certificate of Designations (the “November 2024 Certificate of Amendment”) with the Secretary of State of the State of Delaware, which amended the Certificate of Designations to, among other things, (i) extend the maturity date to January 15, 2025, and (ii) modify the schedule of Installment Dates (as defined in the Certificate of Designations). The November 2024 Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of November 13, 2024. On January 24, 2025, the Company filed a Certificate of Amendment to the Certificate of Designations (the “November 2024 Certificate of Amendment”) with the Secretary of State of the State of Delaware, which amends the Certificate of Designations to, among other things, (i) extend the maturity date to February 15, 2025, and (ii) modify the schedule of Installment Dates (as defined in the Certificate of Designations). The January 2025 Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of January 24, 2025.

The amortization payments due upon redemptions are payable, at our election, in cash at 107% of the Installment Redemption Amount (as defined in the Certificate of Designations), or subject to certain limitations, in shares of Common Stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the Common Stock during the thirty trading day period immediately prior to the date the amortization payment is due or (B) $0.396, or such lower amount as permitted, from time to time, by the Nasdaq Stock Market, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events.

Exchange Cap

The Series A Certificate of Designations provided that the Series A Preferred Stock would not be convertible into shares of Common Stock in excess of 19.99% of the shares of Common Stock outstanding as of the date immediately prior to the date of the prospectus supplement under which the shares of Series A Preferred Stock were registered (the “Issuable Maximum”) except in the event that the Company (A) obtained the stockholder approval for issuances of shares of Common Stock in excess of the Issuable Maximum or (“Stockholder Approval”) or (B) obtained a written opinion from outside counsel to the Company that such approval is not required. Until such approval or such written opinion was obtained, no holder of Series A Preferred Stock would be issued in the aggregate more shares of Common Stock than such holder’s pro rata share of the Issuable Maximum. The Company received the Stockholder Approval on September 14, 2023.

Optional Conversion

The Series A Preferred Stock can be converted at the option of the holder at any time and from time to time after the original issuance date. Holders shall effect conversions by providing us with the form of conversion notice (the “Notice of Conversion”) specifying the number of shares of Series A Preferred Stock to be converted, the number of shares of Series A Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable holder delivers by email such Notice of Conversion to us.

Mandatory Conversion

If on any day after the issuance of the shares of Series A Preferred Stock the closing price of the Common Stock equals or exceeds $6.75 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) for 20 consecutive trading days and the daily dollar trading volume of the Common Stock has exceeded $2,000,000 per trading day during the same period and certain equity conditions described in the Series A Certificate of Designation are satisfied (the “Mandatory Conversion Date”), we shall deliver written notice of the Mandatory Conversion (as defined below) to all holders on the Mandatory Conversion Date and, on such Mandatory Conversion Date, we shall convert all of each holder’s shares of Series A Preferred Stock into Conversion Shares at the then effective Conversion Price (the “Mandatory Conversion”). If any of the Equity Conditions shall cease to be satisfied at any time on or after the Mandatory Conversion Date through and including the actual delivery of all of the Conversion Shares to the holders, the Mandatory Conversion shall be deemed withdrawn and void ab initio.

Beneficial Ownership Limitation

The Series A Preferred Stock cannot be converted to Common Stock if the holder and its affiliates would beneficially own more than 4.99% or 9.99% at the election of the holder of the outstanding Common Stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Registration Rights

Juggernaut Registration Rights

On December 1, 2020, Petros entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with JCP III SM AIV, L.P. and its affiliates who hold Petros capital stock (the “Juggernaut Holders”). Under the Registration Rights Agreement, the Juggernaut Holders have the demand registration rights and piggyback registration rights described below, in either case, registering the resale of their shares of Petros Common Stock. These registration rights are subject to conditions and limitations.

Demand Registration Rights. Petros is obligated to file a shelf registration statement under Rule 415 of the Securities Act covering the resale of all the shares of Petros capital stock held by the Juggernaut Holders and to use commercially reasonable efforts to have such shelf registration statement declared effective. Following the nine month anniversary of the date of the Registration Rights Agreement, Juggernaut Holders of at least $10.0 million worth of Petros’ registrable securities shall have the right to sell all or part of their registrable shares of Petros capital stock by delivering a written request to Petros for an underwritten offering. In the event a shelf registration statement has been declared effective and is unavailable, Juggernaut Holders of at least $10.0 million worth of Petros’s registrable securities shall have the right to require Petros to effect a long-form registration statement. In no event will the Registration Rights Agreement require Petros file more than two long-form registration statements or require Petros to cause a long-form registration statement to be declared effective within a period of 90 days after the effective date of any other registration statement, other than a Form S-4 or Form S-8 or comparable form.

Piggyback Registration Rights. If Petros proposes to file a registration statement under the Securities Act for the purposes of registering Petros securities, other than a registration statement on Form S-4 or Form S-8 or any similar successor forms thereto, the Juggernaut Holders are entitled to receive notice of such registration and to request that Petros includes their registrable securities for resale in the registration statement.

Expenses of Registration. Petros will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which Petros is obligated to indemnify the selling Juggernaut Holders, in the event of misstatements or omissions in the registration statement attributable to Petros except in the event of fraud, and the selling Juggernaut Holders are obligated to indemnify Petros for misstatements or omissions attributable to them.

Expiration of Registration Right. The registration rights will terminate five years from the date of the Registration Rights Agreement.

Series A Preferred Stock Registration Rights

We entered into a Registration Rights Agreement, dated as of July 13, 2023, with the initial holders of the Series A Preferred Stock (the “Registration Rights Agreement”), pursuant to which we agreed to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission to register for resale 200% of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the warrants issued concurrently with the Series A Preferred Stock. We filed a registration statement on Form S-3 covering such securities, which registration statement, as amended, was declared effective on September 18, 2023. Under the Registration Rights Agreement, we are obligated to pay certain liquidated damages to the investors if we fail to maintain the effectiveness of the Registration Statement.

Anti-Takeover Effects of Delaware Law and Specified Articles of Incorporation and By-laws Provisions

Preferred Stock. The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or to discourage an attempt to gain control of Petros by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal is not in the best interests of us or stockholders, the Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Articles of Incorporation grant the Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of Petros.

Stockholder Action; Special Meeting of Stockholders. Our Articles of Incorporation and By-laws provide that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Our Articles of Incorporation and By-laws further provide that special meetings of our stockholders may be called only by a majority of the Board or by our chief executive officer or, if the office of chief executive officer is vacant, our president. In no event may our stockholders call a special meeting of stockholders.

Business Combinations. Our Articles of Incorporation provide that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that such person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which such person became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Exclusive Forum Charter Provision. Our Articles of Incorporation and By-laws require that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for a stockholder (including a beneficial owner) to bring for the following:

i)	any derivative action or proceeding brought on behalf of the Company;
ii)	any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;
iii)	any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law, the Articles of Incorporation or the By-laws; or
iv)	any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine;

except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Directors’ Liability. Our Articles of Incorporation limit the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty. However, these provisions do not eliminate or limit the liability of any of our directors:

●	for any breach of the director’s duty of loyalty to us or our stockholders;
●	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or
●	for any transaction from which the director derived an improper personal benefit.